Exhibit 99.1

For Immediate Release

ReWalk Robotics Reports Second Quarter 2015 Financial Results

YOKNEAM ILIT, ISRAEL / MARLBOROUGH, MA, August 6, 2015 – ReWalk Robotics Ltd. (Nasdaq: RWLK) (“ReWalk” or “the Company”) today announced its financial results for the three- and six-months ended June 30, 2015.

Highlights of and subsequent to the second quarter include:

•	Total revenue was $610,000 compared to $500,000 during the second quarter of 2014;

•	Placed 12 ReWalk systems during the second quarter of 2015 compared to 10 systems during the second quarter of 2014;

•	Received positive coverage decisions on behalf of ReWalk’s customers from two large private commercial insurers for the ReWalk Personal system;

•	Increased ReWalk’s commercial reimbursement pipeline to 59 fully completed pending insurance claims;

•	Received approval for continuing education credit in 22 states for ReWalk’s clinician training program from the Federation of State Boards on Physical Therapy; and

•	Introduced ReWalk Personal 6.0, ReWalk’s next generation device that offers the fastest walking speed, most natural gait and most precise fit of any exoskeleton on the market.

“Although second quarter growth was slower than we expected, demand generation in terms of qualified leads and completed filings for reimbursement grew substantially. We expanded and modified our training programs to more effectively qualify users and to better assist individuals in advancing their reimbursement applications,” said Larry Jasinski, Chief Executive Officer.

“In July, we launched a significant new product, the ReWalk Personal 6.0, which offers many superior features over any product in the market or in clinical trials today. With its streamlined design, including elimination of the backpack, we expect it will increase the number of users and offer them a better walking experience,” he added.

“We remain confident that the market opportunity and growth potential for ReWalk in our emerging industry is significant. And, that we will continue to expand our leadership position in wearable exoskeleton market for many years to come,” Jasinski concluded.

Second Quarter 2015 Financial Results

Total revenue was $610,000 for the second quarter of 2015, up 22% compared with $500,000 in the second quarter of 2014. In the second quarter of 2015, 12 ReWalk systems were placed compared with 10 ReWalk systems placed in the prior year period.

Gross profit in the second quarter was $60,000 as compared to a gross loss of $225,000 for the second quarter of 2014 reflecting the positive impact of moving manufacturing operations to Sanmina in the second half of 2014.

Total operating expenses in the second quarter of 2015 were $5.9 million, versus $3.6 million in the second quarter of 2014, reflecting ReWalk’s increased investment in sales and market development activities, including the roll-out of ReWalk Personal 6.0, building the reimbursement team and supporting processes, investing in research and development, and the cost of being a publicly-traded company.

Net loss was $5.8 million for the second quarter of 2015 versus $4.7 million for the same period last year. Non-GAAP net loss for the second quarter was $5.2 million compared with non-GAAP net loss of $3.7 million in the prior year quarter.

A reconciliation of net loss to non-GAAP net loss is included at the end of this press release.

Six Months Ended June 30, 2015 Financial Results

Total revenues were $1.2 million for the six months ended June 30, 2015, up 32% compared with $945,000 during the six months ended June 30, 2014. In the 2015 six-month period, 25 ReWalk systems were placed compared to 16 ReWalk systems placed during the same period in 2014.

Gross profit was $93,000 for the six months ended June 30, 2015 as compared to a gross loss of $423,000 for the six months ended June 30, 2014 reflecting higher volume of sales in the 2015 period coupled with manufacturing economies of scale and the positive impact of moving manufacturing operations to Sanmina in the second half of 2014.

Total operating expenses were $11.5 million for the six months ended June 30, 2015 versus $6.4 million in the prior year period, reflecting increase of non-cash share-based compensation of $0.8 million, increased investment in sales and marketing, and research and development, and the cost of being a publicly-traded company.

Operating loss for the six months ended June 30, 2015, was $11.4 million compared with $6.9 million during the prior year period.

Net loss for the six months ended June 30, 2015 was $11.5 million compared with $9.7 million during the six months ended June 30, 2014.  Non-GAAP net loss was $10.3 million for the six months ended June 30, 2015, compared with non-GAAP net loss of $6.6 million for the same period last year.

Liquidity

As of June 30, 2015, ReWalk had $31.2 million in cash and cash equivalents.

Conference Call

ReWalk management will host its third quarter conference call as follows:

Date		Thursday, August 6, 2015

Time		8:30 AM EDT

Telephone	U.S:	(844) 423-9889

	International:	(716) 247-5804

	Israel:	18 09 31 53 62

Access code		90065491

Webcast (live and archive)		www.rewalk.com under the “Investors” section.

A telephone replay will be available shortly after the completion of the call for two weeks at (855) 859-2056 (U.S.) or (404) 537-3406 (International). The passcode for the replay is 90065491.

About ReWalk Robotics Ltd.

ReWalk Robotics Ltd. develops, manufactures and markets wearable robotic exoskeletons for individuals with spinal cord injury. ReWalk’s mission is to fundamentally change the health and life experiences of individuals with spinal cord injury. Founded in 2001, ReWalk has headquarters in the U.S., Israel and Germany. For more information on the ReWalk systems, please visit http://www.rewalk.com.

Forward Looking Statements

This press release contains forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995, as amended and other securities laws. Forward-looking statements are statements that are not historical facts. Words such as “expect(s),” “feel(s),” “believe(s),” “will,” “may,” “intends,” “anticipate(s),” “look forward,” “upcoming,” “plan,” “enables,” “potentially,” “entitles,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements regarding the underlying sales for the second quarter of 2015; future availability of reimbursement for ReWalk in Germany and the United States; and the successful and timely achievement of favorable coverage decisions for ReWalk by additional major insurers.  All such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of the Company, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to the following: the market for medical exoskeletons is new and unproven, and important assumptions about the potential market for ReWalk’s products may be inaccurate; the Company has a limited operating history upon which you can evaluate its business plan and prospects; if ReWalk is unable to expand its sales, marketing and training infrastructure, it may fail to increase its sales; the health benefits of ReWalk have not been substantiated by long-term clinical data, which could limit sales; the Company may fail to secure or retain adequate coverage or reimbursement for ReWalk by third-party payers; the Company depends on a single third-party to manufacture ReWalk and a limited number of third-party suppliers for certain components of ReWalk; the Company’s future growth and operating results will depend on its ability to develop and commercialize new products and penetrate new markets; the Company operates in a competitive industry that is subject to rapid technological change, and the Company expects competition to increase; and the Company is subject to extensive governmental regulations relating to the manufacturing, labeling and marketing of its products. These and other risk factors are set forth in the Company’s final Annual Report on Form 20-F for the year-ended December 31, 2014 filed with the Securities and Exchange Commission on February 27, 2015, and the Company’s other reports filed from time to time with the Securities and Exchange Commission.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.  ReWalk does not undertake any obligation to revise and disseminate forward-looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of or non-occurrence of any events.

ReWalk® is a registered trademark of ReWalk Robotics Ltd. in Israel.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. Generally Accepted Accounting Principles (GAAP), ReWalk believes that the use of non-GAAP accounting measures, including non-GAAP net loss is helpful to its investors. These measures, which the Company refers to as non-GAAP financial measures, are not prepared in accordance with GAAP.

For the three- and six-months ended June 30, 2015 and 2014, non-GAAP net loss is calculated as GAAP net loss excluding (i) non-cash share-based compensation expense and (ii) the revaluation of warrants to purchase convertible preferred shares.

Because of varying available valuation methodologies, subjective assumptions, and the variety of equity instruments that can impact a company’s non-cash expenses, the Company believes that providing non-GAAP financial measures that exclude share-based compensation expense and non-cash financial (income) expenses allows for more meaningful comparisons between operating results from period to period. Each of the Company’s non-GAAP financial measures is an important tool for financial and operational decision-making and for evaluating our own operating results over different periods of time. The non-GAAP financial data are not measures of the Company’s financial performance under U.S. GAAP, and should not be considered as alternatives to operating loss or net loss or any other performance measures derived in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, may be different from non-GAAP financial measures used by other companies, and exclude expenses that may have a material impact on the Company’s reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. ReWalk urges investors to review the reconciliation of non-GAAP financial measures to the comparable GAAP financial measures included below, and not to rely on any single financial measure to evaluate the business.

Investor Contact:

Lisa M. Wilson

President

In-Site Communications, Inc.

T: 212-452-2793

E: lwilson@insitecony.com

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ReWalk Robotics Ltd.

Condensed Consolidated Statements of Operations

In thousands except per share data

(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014

Revenue	$610	$500	$1,245	$945
Cost of revenues	550	725	1,152	1,368
Gross profit (loss)	60	(225)	93	(423)
Operating expenses:
Research and development	1,450	1,076	2,987	2,158
Sales and marketing	2,996	1,676	5,514	2,891
General and administration	1,457	842	2,956	1,382
Total operating expenses	5,903	3,594	11,457	6,431
Operating loss	(5,843)	(3,819)	(11,364)	(6,854)
Financial income (expenses), net	50	(850)	(119)	(2,855)
Loss before income taxes	(5,793)	(4,669)	(11,483)	(9,709)
Income taxes	15	21	31	32
Net loss	(5,808)	(4,690)	(11,514)	(9,741)
Convertible preferred shares dividend	-	(708)	-	(1,395)
Net loss attributable to ordinary shares	$(5,808)	$(5,398)	$(11,514)	$(11,136)
Net loss per ordinary share, basic and diluted	$(0.48)	$(28.75)	$(0.95)	$(59.42)
Weighted average shares outstanding, basic and diluted	12,125.56	187.78	12,066.95	187.39

Reconciliation of GAAP to Non-GAAP net loss
Net loss	$(5,808)	$(4,690)	$(11,514)	$(9,741)
Non-cash share based compensation expense	585	230	1,171	382
Revaluation of fair value of warrants and issuance of convertible preferred shares	-	750	-	2,742
Non-GAAP net loss	$(5,223)	$(3,710)	$(10,343)	$(6,617)

ReWalk Robotics Ltd.

Condensed Consolidated Balance Sheets

In thousands

	June 30,	December 31,
	2015	2014
Assets	Unaudited	Audited
Current assets
Cash & cash equivalents	$31,172	$41,829
Short-term deposits	-	1,667
Accounts receivable	1,517	1,955
Other short-term assets	1,410	756
Inventory	3,522	777
Total current assets	37,621	46,984
Other long-term assets	501	267
Properties and equipment, net	1,001	414
Total assets	$39,123	$47,665
Liabilities and equity
Current liabilities
Accounts payable	$3,445	$1,390
Other liabilities	1,755	2,184
Total current liabilities	5,200	3,574

Other long-term liabilities	299	238
Shareholders' equity	33,624	43,853
Total liabilities and equity	$39,123	$47,665

ReWalk Robotics Ltd.

Condensed Consolidated Statements of Cash Flows

In thousands

(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014

Net cash used in operating activities	$(5,857)	$(3,809)	$(12,039)	$(7,312)

Net cash provided by (used in) investing activities	-	100	1,316	(101)

Net cash provided by (used in) financing activities	66	(545)	66	(543)
Decrease in cash and cash equivalents	(5,791)	(4,254)	(10,657)	(7,956)
Cash and cash equivalents at beginning of period	36,963	5,158	41,829	8,860
Cash and cash equivalents at end of period	$31,172	$904	$31,172	$904

ReWalk Robotics Ltd.

Revenue and Units Placed by Region

In thousands except units

(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Revenue:
United States	$376	$157	$950	$486
Europe	162	165	219	281
Asia Pacific	72	178	76	178
Israel	-	-	-	-
Total Revenue	$610	$500	$1,245	$945

Units Placed:
United States	6	2	16	6
Europe	4	3	7	5
Asia Pacific	2	5	2	5
Israel	-	-	-	-
Total Units Placed	12	10	25	16